August 10, 2016

Larry Spirgel
Assistant Director
Celeste M. Murphy
Legal Branch Chief
Gregory Dundas
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:            Atlantic Acquisition, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2016
File No. 333-211681

Dear Mr. Spirgel,

The following are the registrant's responses to your comment letter of August 5, 2016.

Risk Factors

Rule 419 limitations may limit business combinations, page 9

Regulations concerning "blank check" issuers may limit business combinations, page 10

1. Please revise to clarify the risk that these regulations may limit potential business combinations for the company.

Disclosure added that these regulation may limit potential business combinations for the Company.

Background of Directors, Executive Officers, Promoters and Control Persons, page 30

Conflicts of Interest, page 34

2. We note your statements in response to our prior comments 9 to 12 that the disclosure regarding Mr. Dotres has been deleted, but it appears that the disclosure is still present. Please revise accordingly.

Remaining references to Mr. Dotres and any conflicts deleted.

Mr. Spirgel
August 10, 2016

Security Ownership of Certain Beneficial Owners and Management, page 36

3. Please revise to delete Miguel Dotres from the table, since his shares have been cancelled.

Mr. Dotres retains his shares but they are not being registered for sale in this offering and thus he is not a selling shareholder.

Certain Relationships and Related Transactions, page 36

4. On page 18 you identify Bob Bubeck, and Margret M. McLaughlin as promoters, while on page 37 you identify Miguel Dotres, Benny Doro, Bob Bubeck, and Margret M. McLaughlin as promoters. Please revise to reconcile. Confirm that all required information regarding promoters under Item 404(c) has been disclosed.

Revised to disclose all 4 as promoters on page 18.

Signature Page

5. We note your response to our prior comment 14, but don't see any revisions to the signature page. Please revise to identify the appropriate individuals as principal executive officer, principal financial officer, and principal accounting officer.

Disclosure as to principal executive officer, principal financial officer, and principal accounting officer added to signature page.

Interim Consolidated Financial Statements

6. Please note that after August 12, 2016, you will need to provide updated interim financial statements for the quarterly period ending June 30, 2016. We refer you to the financial statement updating guidance in Rule 8-08 of Regulation S-X.

Filed on August 8 in the belief that these few comments can be cleared and effectiveness granted prior to August 13, 2016.

Very truly yours,

/s/ Benny Doro
Benny Doro
President